CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               November 15, 2016


VIA EDGAR CORRESPONDENCE FILING
-------------------------------

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re: First Trust Senior Floating Rate 2022 Target Term Fund (the "Fund")
                            File Nos. 333-214125; 811-23199
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Dear Ms. Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of November 11, 2016. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

Cover Page
----------

      1. THE INVESTMENT OBJECTIVE STATES IN PART, "[T]HE FUND'S INVESTMENT OBJECTIVES ARE TO SEEK A HIGH LEVEL OF CURRENT INCOME AND TO RETURN $9.85 PER COMMON SHARE OF BENEFICIAL INTEREST ('COMMON SHARE') OF THE FUND . . . PER COMMON SHARE BEFORE DEDUCTING OFFERING COSTS OF $0.02 PER COMMON SHARE ('ORIGINAL NAV') TO HOLDERS OF COMMON SHARES . . . ON OR ABOUT FEBRUARY 1, 2022 (THE 'TERMINATION DATE')." PLEASE EXPLAIN WHETHER, AT SOME POINT PRIOR TO THE TERMINATION DATE, THE OBJECTIVE TO SEEK A "HIGH LEVEL" OF CURRENT INCOME WILL BECOME SECONDARY TO THE OBJECTIVE TO RETURN THE ORIGINAL NAV, AND WHETHER THE OPPOSITE WOULD BE TRUE DURING THE FIRST YEARS OF OPERATION.

      Response: The objective to seek a high level of current income and the objective to return Original NAV to Common Shareholders on or about the Termination Date are both primary investment objectives of the Fund and they will remain primary investment objectives of the Fund throughout the entirety of the term of the Fund (unless otherwise changed with shareholder approval). The Fund does not believe that its investment approach as it nears the Termination Date precludes it from continuing to seek a high level of current income.

      2. IN INVESTMENT STRATEGIES, PLEASE:

a. BRIEFLY EXPLAIN HERE WHAT A SENIOR LOAN IS.

      Response: Pursuant to your request, the Investment Strategies section on the Cover Page of the Prospectus has been revised to include the following brief explanation of Senior Loans:

      Senior Loans are made to U.S. and non-U.S. corporations, partnerships and other business entities which operate in various industries and geographical regions, including entities in emerging market countries. Senior Loans generally hold one of the most senior positions in the capital structure of the borrower, are secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to that held by unsecured creditors, subordinated debt holders and stockholders of the borrower.

b. REVISE THE SECOND SENTENCE IN THIS SECTION TO CLARIFY THAT SENIOR LOANS ARE TYPICALLY OF LOWER CREDIT QUALITY, GENERALLY HIGH RISK AND ILLIQUID.

      Response: Although a particular Senior Loan may at times become illiquid like any other type of investment, the Fund does not believe Senior Loans as an asset class, including the Senior Loans in which it may typically invest, are illiquid instruments. With respect to disclosure regarding the credit quality of, and the risks associated with, a Senior Loan, please refer to the second paragraph of Investment Strategies which currently provides that:

      Senior Loans are typically rated below investment grade. THE FUND'S INVESTMENTS IN BELOW INVESTMENT GRADE SECURITIES ARE COMMONLY REFERRED TO AS "JUNK" OR "HIGH YIELD" SECURITIES AND ARE CONSIDERED SPECULATIVE WITH RESPECT TO THE ISSUER'S CAPACITY TO PAY INTEREST AND REPAY PRINCIPAL.

c. EITHER HERE OR AT AN APPROPRIATE PLACE WITHIN THE PROSPECTUS, PLEASE EXPLAIN WHAT A "HELD TO MATURITY" PORTFOLIO IS.

      Response: The references to a "held to maturity" portfolio have been removed and replaced with the following explanation to clarify the investment approach of the Fund as it nears the Termination Date:

      As it nears the Termination Date, the Fund may invest in higher credit quality instruments with maturities extending beyond the Termination Date to seek to improve the liquidity of its portfolio and reduce investment risk. Investing in higher credit quality instruments may reduce the amount available for distribution to Common Shareholders.

d. FINALLY, PLEASE REPLACE THE WORD "MIGRATING" WITH LANGUAGE EXPLAINING SIMPLY WHAT THE FUND WILL INVEST IN AS IT APPROACHES THE TERMINATION DATE (AND HOW THESE INVESTMENTS ARE DIFFERENT FROM SENIOR LOANS). PLEASE MAKE CORRELATING CHANGES THROUGHOUT THE REGISTRATION STATEMENT.


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


      Response: The Prospectus has been revised to remove the term "migrating". Please refer to the response to Comment 2.c. above for a description of what the Fund will invest in as it approaches the Termination Date.

      3. PLEASE EXPLAIN IN CORRESPONDENCE HOW THE FUND WILL COMPLY WITH ITS POLICY OF INVESTING 80% OF ITS MANAGED ASSETS IN SENIOR LOANS AS IT APPROACHES THE TERMINATION DATE. IN ADDITION, PLEASE EXPLAIN HOW THE FUND'S DEFINITION OF MANAGED ASSETS IS CONSISTENT WITH THE REQUIREMENTS OF RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.

      Response: Rule 35d-1 under the 1940 Act requires, in relevant part, that a fund must adopt a policy to "invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments, or in investments in the particular industry or industries, suggested by the Fund's name [emphasis added]." In the release adopting Rule 35d-1 (the "Adopting Release"), the SEC noted that funds may depart from the 80% investment requirement under "appropriate circumstances." The Adopting Release discussed, for example, that the "under normal circumstances" standard would permit a new fund to comply with the 80% investment requirement within a "reasonable time" after commencing operations--noting that such process should not take in excess of six months in the Staff's view. The Fund submits that it is equally appropriate to apply this standard to the winding-down of the Fund's portfolio in connection with the scheduled termination of the Fund. Accordingly, the Fund believes its investment approach and portfolio composition during the six-month period prior to the scheduled Termination Date, when it may begin to liquidate its Senior Loan holdings and/or increase its non-Senior Loan investments such that the Fund may invest less than 80% of its Managed Assets in Senior Loans, is not inconsistent with the requirements of Rule 35d-1 as interpreted by the Staff.

      The Fund believes that the definition of "Managed Assets" is consistent with Rule 35d-1 in that "average daily gross asset value" minus "the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than the principal amount of any borrowings of money incurred or of commercial paper or notes issued by the Fund)" represents the Fund's "net assets" (as used in Rule 35d-1) and that "assets attributable to the Fund's Preferred Shares, if any, and the principal amount of any borrowings or commercial paper or notes issued by the Fund" included in "average daily gross asset value" represents "borrowings for investment purposes" (as used in Rule 35d-1).

      4. IN USE OF LEVERAGE, THE DISCLOSURE STATES THAT "[T]HE FUND INITIALLY ANTICIPATES THAT, UNDER NORMAL MARKET CONDITIONS, IT WILL EMPLOY LEVERAGE THROUGH BORROWINGS FROM BANKS AND OTHER FINANCIAL INSTITUTIONS [EMPHASIS ADDED]." IS THIS POLICY SUBJECT TO CHANGE? IF SO, WILL THE FUND PROVIDE SHAREHOLDER NOTICE? PLEASE DISCLOSE.

      Response: The Fund does not anticipate that the type of structural leverage it will employ under normal market conditions--i.e., borrowings from banks and other financial institutions--will change during the life of the Fund. Accordingly, in order to clarify that such use of leverage is not limited to some initial period, the Prospectus has been revised to remove the term "initially" from the above referenced sentence. The Fund notes, however, that


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


the Prospectus discloses and provides notice that the Fund may seek to utilize other forms of leverage.

Prospectus Summary
------------------

      5. ON PAGE 1, IN INVESTMENT STRATEGIES AND POLICIES, THE DISCLOSURE STATES THAT "SENIOR LOANS ARE MADE TO U.S. AND NON-U.S. CORPORATIONS, PARTNERSHIPS AND
OTHER BUSINESS ENTITIES . . . ." PLEASE DISCLOSE HERE THAT THESE ENTITIES
INCLUDE THOSE LOCATED IN EMERGING MARKETS.

      Response: The Prospectus has been revised pursuant to your request.

      6. ON PAGE 2, IN THE SECOND PARAGRAPH OF INVESTMENT STRATEGIES AND POLICIES, PLEASE EXPLAIN IN PLAIN ENGLISH THE DIFFERENCE BETWEEN A PARTICIPATION AND AN ASSIGNMENT.

      Response: Pursuant to your request, the following disclosure has been added to the above referenced paragraph in the Prospectus:

      An assignment involves the sale of a loan by the existing lender to the Fund and a participation involves the sale of a beneficial interest in a loan by the lender to the Fund. In an assignment, the Fund becomes a lender of record and a party to the underlying loan agreement; whereas, in a participation, the Fund purchases only an economic interest in the loan and does not become a party to the underlying loan agreement.

      7. IN THE LAST PARAGRAPH ON PAGE 2, THE DISCLOSURE STATES:

      [T]HE FUND MAY USE CERTAIN CREDIT DERIVATIVES TO TAKE ON ADDITIONAL CREDIT RISK AND OBTAIN EXPOSURE TO SENIOR LOANS. THESE INSTRUMENTS, IF USED, WILL BE CONSIDERED AN INVESTMENT IN SENIOR LOANS FOR PURPOSES OF THE FUND'S INVESTMENT POLICY TO INVEST, UNDER NORMAL MARKET CONDITIONS, AT LEAST 80% OF ITS MANAGED ASSETS IN SENIOR LOANS [EMPHASIS ADDED].

      a. PLEASE CONFIRM THAT THESE CREDIT DERIVATIVES, IN ADDITION TO PROVIDING EXPOSURE TO SENIOR LOANS, WILL HAVE ECONOMIC CHARACTERISTICS SIMILAR TO SENIOR LOANS WHEN INCLUDED IN THE FUND'S 80% TEST.

      Response: The Fund confirms that the credit derivatives that will be included in the Fund's 80% test will have economic characteristics similar to Senior Loans.

      b. PLEASE CONFIRM THAT THESE DERIVATIVES WILL BE VALUED AT MARKET, AND NOT NOTIONAL VALUE, FOR PURPOSES OF COMPLIANCE WITH RULE 35D-1.

      Response: The Fund counts it credit derivatives (that have economic characteristics similar to Senior Loans) in which the Fund is buying protection at market value for the purposes of compliance with Rule 35d-1 and its 80% test. The Fund believes it is appropriate to use the notional value of its credit derivatives (that have economic characteristics similar to Senior Loans) for purposes of compliance with Rule 35d-1 and its 80% test when it is selling protection because the amount of the Fund's true economic exposure to the underlying Senior Loans would be equal to the notional value of the credit derivatives as opposed to their market value, which would only reflect a nominal amount. Thus, from a shareholder's perspective and with respect to whether a particular fund name is misleading, the Fund respectfully submits that when the Fund seeks to sell protection, valuing the relevant instrument a notional value is appropriate for purposes of Rule 35d-1. The Fund notes that its use of such credit derivatives and other derivative transactions other than for hedging purposes will nonetheless be limited under normal market conditions such that their total notional amount will not exceed 20% of the Fund's Managed Assets.

      8. IN THE SAME PARAGRAPH ON PAGE 2, THE DISCLOSURE STATES CREDIT DERIVATIVES, AMONG OTHERS, WILL NOT EXCEED 20% OF THE FUND'S MANAGED ASSETS. "WITH RESPECT TO THIS LIMITATION, THE FUND MAY NET DERIVATIVES WITH OPPOSITE EXPOSURE TO THE SAME UNDERLYING INSTRUMENT [EMPHASIS ADDED]." PLEASE DISCLOSE IN PLAIN ENGLISH THE MEANING OF THE ITALICIZED LANGUAGE. IN GENERAL, PLEASE AVOID THE USE OF TECHNICAL OR LEGAL TERMS AND COMPLEX LANGUAGE THROUGHOUT THE REGISTRATION STATEMENT.

      Response: Pursuant to your request, the above referenced sentence has been revised as follows:

      If the exposure to the underlying instrument of a derivative position of the Fund is negated or offset by another derivative position of the Fund providing exposure to the same underlying instrument, the Fund will include only the net amount of the exposure for purposes of calculating the foregoing limitation.

      9. IN THE FIRST FULL PARAGRAPH ON PAGE 3, THE DISCLOSURE STATES THE FUND MAY INVEST IN "BELOW INVESTMENT GRADE . . . CORPORATE DEBT SECURITIES." PLEASE DISCLOSE THAT THESE ARE REFERRED TO AS JUNK BONDS. IN GENERAL, PLEASE DISCLOSE THROUGHOUT THE REGISTRATION STATEMENT THAT THESE TYPES OF SECURITIES ARE KNOWN AS JUNK BONDS.

      Response: The Registration Statement has been revised as requested.

      10. ON PAGE 4, IN FIVE-YEAR TERM, THE DISCLOSURE STATES, "THE FUND'S TERM MAY BE EXTENDED, AND THE TERMINATION DATE DEFERRED, FOR ONE PERIOD OF UP TO SIX MONTHS BY A VOTE OF THE BOARD OF TRUSTEES. THE FUND'S TERM MAY NOT BE EXTENDED FURTHER THAN ONE PERIOD OF UP TO SIX MONTHS WITHOUT A SHAREHOLDER VOTE [EMPHASIS ADDED]." MAY THE FUND'S TERM BE EXTENDED INDEFINITELY WITH A SHAREHOLDER VOTE? PLEASE CLARIFY THE DISCLOSURE HERE AND THROUGHOUT THE REGISTRATION STATEMENT REGARDING THE EXTENSION OF THE TERMINATION OF THE FUND.

      Response: The Prospectus has been revised to clarify that "[t]he Fund's term may be extended for any length of time as may be approved by the Fund's shareholders."


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


      11. ON PAGE 18, IN SPECIAL RISK CONSIDERATIONS, THERE IS DISCLOSURE OF PREFERRED STOCK RISK AND COMMON STOCK AND WARRANTS RISK. PLEASE DISCLOSE PREFERRED STOCK, COMMON STOCK AND WARRANTS AS PRINCIPAL INVESTMENT STRATEGIES OF THE FUND IN INVESTMENT STRATEGIES AND POLICIES.

      Response: The Prospectus has been revised as requested.

      12. ON PAGE 19, IN DERIVATIVE AND OTHER TRANSACTIONS RISK, AND THROUGHOUT THE REGISTRATION STATEMENT, PLEASE REVIEW THE ADEQUACY OF THE DISCLOSURE CONCERNING THE USE OF DERIVATIVES BY THE FUND AND MAKE APPROPRIATE REVISIONS IN LIGHT OF THE OBSERVATIONS SET FORTH IN THE LETTER FROM BARRY MILLER, ASSOCIATE DIRECTOR, DIVISION OF INVESTMENT MANAGEMENT, TO KARRIE MCMILLAN, GENERAL COUNSEL, INVESTMENT COMPANY INSTITUTE, JULY 30, 2010 (AT
HTTP://WWW.SEC.GOV/DIVISIONS/INVESTMENT/GUIDANCE/ICI07010.PDF).

      Response: The above referenced letter has been reviewed in connection with the preparation of the disclosure in the Registration Statement regarding the Fund's derivative transactions.

      13. ON PAGE 21, IN NEW TYPES OF SECURITIES RISK, THE DISCLOSURE STATES THAT "[F]ROM TIME TO TIME, NEW TYPES OF SECURITIES HAVE BEEN, AND MAY IN THE FUTURE BE, OFFERED THAT HAVE FEATURES OTHER THAN THOSE DESCRIBED IN THIS PROSPECTUS" AND THAT "[T]HE FUND RESERVES THE RIGHT TO INVEST IN THESE
SECURITIES . . . ." PLEASE DELETE THIS DISCLOSURE AND SUPPLEMENTALLY CONFIRM
THAT THE FUND WILL NOT INVEST IN SECURITIES THAT PRESENT RISKS OTHER THAN THOSE PRESENTED IN THE FUND'S CURRENT PROSPECTUS WITHOUT SHAREHOLDER NOTICE OF SUCH RISKS.

      Response: The Fund confirms that it will not invest in securities that present principal risks that are not disclosed in the Prospectus without providing notice to shareholders. However, the Fund would like to retain the above referenced risk section, noting that investments in any new types of securities would not only present the same principal risks as already described in the Prospectus, but also would only be made if determined by the Advisor to be in the best interest of the Fund in a manner consistent with the Fund's investment objectives and policies.

      14. ON PAGE 24, IN PORTFOLIO TURNOVER RISK, THE DISCLOSURE STATES THAT THE FUND'S "ANNUAL PORTFOLIO TURNOVER RATE . . . MAY EXCEED ____% UNDER NORMAL CIRCUMSTANCES." IF THE FUND'S PORTFOLIO TURNOVER RATE WILL EXCEED 100%, PLEASE DISCLOSE ACTIVE TRADING AS A PRINCIPAL STRATEGY OF THE FUND IN INVESTMENT STRATEGIES AND POLICIES. IF THE FUND'S PORTFOLIO TURNOVER IS ANTICIPATED TO BE LESS THAN 100%, PLEASE MOVE THIS RISK DISCLOSURE TO THE STATEMENT OF INFORMATION.

      Response: The Fund's annual portfolio turnover rate is anticipated to be less than 100%. The risk disclosure regarding the Fund's portfolio turnover rate has been moved to the Statement of Additional Information. The Fund anticipates that a significant amount of portfolio turnover will be the result of borrower refinancing of Senior Loans held by the Fund and not due to an active trading strategy.

Summary of Fund Expenses
------------------------

      15. THE FEE TABLE SHOWS "OFFERING EXPENSES BORNE BY COMMON SHAREHOLDERS (AS A PERCENTAGE OF OFFERING PRICE)" AS "20%." PLEASE REPLACE THIS AMOUNT WITH ".20%".

      Response: The fee table has been revised as requested.

      16. IN THE INTRODUCTION TO THE EXAMPLE, PLEASE DELETE ITEMS (II) - (V) AS THIS DISCLOSURE IS NEITHER PERMITTED NOR REQUIRED UNDER FORM N-2.

      Response: The Fund does not believe the above referenced items are inconsistent with the Form N-2 requirements (see, e.g. Instruction 11 to Item 3) and has retained these items in the disclosure in order to clearly reflect the assumptions made when completing this section.

Portfolio Composition
---------------------

      17. ON PAGE 31, IN PORTFOLIO COMPOSITION, SENIOR LOANS, THE DISCLOSURE STATES THAT "[T]HE FUND MAY INVEST IN A SENIOR LOAN BY ACQUIRING IN THE SECONDARY MARKET PARTICIPATIONS IN, ASSIGNMENTS OF OR NOVATIONS OF A SENIOR LOAN [EMPHASIS ADDED]." PLEASE DESCRIBE WHAT "NOVATIONS OF A SENIOR LOAN" ARE AND DISCLOSE ASSOCIATED RISKS.

      Response: The Prospectus has been revised to clarify that assignments may be referred to as novations outside the United States.

                      STATEMENT OF ADDITIONAL INFORMATION

      18. ON PAGE 2, IN INVESTMENT RESTRICTIONS, THE FUND'S FUNDAMENTAL POLICY #7 STATES THE FUND MAY NOT:

      PURCHASE THE SECURITIES OF ANY ISSUER IF, AS A RESULT OF SUCH PURCHASE, THE FUND'S INVESTMENTS WOULD BE CONCENTRATED IN ANY PARTICULAR INDUSTRY. HOWEVER, THE FUND MAY INVEST 25% OR MORE OF ITS TOTAL ASSETS (TAKEN AT CURRENT VALUE) IN SECURITIES OF ISSUERS HAVING THEIR PRINCIPAL BUSINESS ACTIVITIES IN THE SAME INDUSTRY IF SUCH INVESTMENT IS NOT DEEMED AN INDUSTRY CONCENTRATION BY (I) THE 1940 ACT AND THE RULES AND REGULATIONS THEREUNDER, OR OTHER SUCCESSOR LAW GOVERNING THE REGULATION OF REGISTERED INVESTMENT COMPANIES, OR INTERPRETATIONS OR MODIFICATIONS THEREOF BY THE SEC, SEC STAFF OR OTHER AUTHORITY OF COMPETENT JURISDICTION, OR (II) EXEMPTIVE OR OTHER RELIEF OR PERMISSION FROM THE SEC, SEC STAFF OR OTHER AUTHORITY OF COMPETENT JURISDICTION [EMPHASIS ADDED].

AS THE 1940 ACT DOES NOT DEEM AN INVESTMENT TO BE AN INDUSTRY CONCENTRATION, PLEASE REVISE THIS RESTRICTION TO STATE WHETHER THE FUND WILL OR WILL NOT CONCENTRATE IN AN INDUSTRY OR GROUP OF INDUSTRIES.

      Response: The above referenced fundamental policy has been revised to state that the Fund will not "[c]oncentrate (invest 25% or more of the Fund's total assets) the Fund's investments in any particular industry; provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States government or by its agencies or instrumentalities."


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


                                * * * * * * * *

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By /s/ Walter Draney
                                                      -------------------------
                                                          Walter Draney


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